Exhibit 99.1

WalkMe Announces Leadership and Board Changes

WalkMe co-founder Rafael Sweary to step down as President; Board Member Michele
Bettencourt appointed as Board Chairperson

SAN FRANCISCO, January 5, 2023 – WalkMe Ltd. (NASDAQ: WKME), a leading provider of digital adoption solutions, today announced co-founder, Rafael Sweary, is stepping down as President effective January 5, 2023. Sweary will continue to hold a Board position and work closely with the company. In addition, the company announced current Board member, Michele Bettencourt, has been appointed Chairperson of the Board of Directors, effective December 31, 2022.

“It has been an amazing 12 years working with the team at WalkMe to build the company we have today,” said Sweary. “With a strong leadership team in place and WalkMe’s market presence at an all time high, it gives me the confidence to be able to take a step back in my role as President. I want to take this opportunity to express my gratitude and thank our employees, customers, industry analysts, and investors for their belief in our mission and vision through this journey. Now more than ever, I am a true believer in our vision and DAP market category. I am excited to continue to serve, advise and cheer on WalkMe in my role as a board member.”

“It is hard to believe that a little more than a decade ago, Rafael and I were hiring our first employees, closing our first customers, and beginning to execute against our vision for WalkMe,” said Adika. “He is a dear friend and colleague, and will always be one of the industry’s biggest visionaries and evangelists. I am also excited to appoint Michele Bettencourt as Board Chairperson. I’m pleased to expand her responsibilities and further tap her expertise in operationalizing software businesses. She has been a very active member of our Board and a tremendous resource to me personally over the past two years. I’m thrilled to work even closer with Michele to drive WalkMe’s next phase of growth.”

“Businesses across the globe continue to try to optimize their digital experience for their workforce, and I believe that WalkMe is uniquely positioned to help drive more efficient and agile organizations,” said Bettencourt. “After two years serving as a Board Member, I’m thrilled to take on the role as Chairperson of WalkMe and work closely with Dan and the rest of the strong leadership team already in place to continue to realize this vision.”

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our platform leverages proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,”

“believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:  our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Media Contact: Christina Knittel
press@walkme.com

Investor Contact: John Streppa
investors@walkme.com